February 12, 2016

Via EDGAR

Tara Keating Brooks

Mary Beth Breslin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Adamis Pharmaceuticals Corporation

Registration Statement on Form S-3

Filed February 5, 2016

File No. 333-209401

Dear Ms. Brooks and Ms. Breslin:

Adamis Pharmaceuticals Corporation (“Adamis”) is submitting this letter in response to comments raised in the Staff’s letter to Adamis dated February 12, 2016 (the “SEC Comment Letter”) regarding your review of the above-referenced registration statement on Form S-3 filed by Adamis. In this letter, we have included the comment from the SEC Comment Letter in italics followed by our response. We welcome any questions you may have about our response.

Exhibit 23.2

1.	Please file a consent from your auditor that includes a conformed EDGAR signature. For guidance, please refer to Section 4810.2 of the Division of Corporation Finance Financial Reporting Manual, available on the Commission’s website.

Response to Comment 1:

In response to the Staff’s comment, we have filed a revised Exhibit 23.2 with Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 to include the conformed signature of our auditor.

You may contact us at (858) 997-2400 if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Robert O. Hopkins

Robert O. Hopkins, Chief Financial Officer